

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 15, 2010

Mr. Robert J. Nikl
Chief Financial Officer
Verigy Ltd.
No. 1 Yishun Ave 7
Singapore 768923

> **Re:** **Verigy Ltd.**
> **Form 10-K for the Year Ended October 31, 2009**
> **Filed December 21, 2009**
> **File No. 000-52038**

Dear Mr. Nikl:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief